May 6, 2005


Mail Stop 4561

Anju Tandon
President and Chief Executive Officer
TNT Designs, Inc.
305 Madison Avenue, Suite 449
New York, NY  10165

Re:	TNT Designs, Inc.
	Registration Statement on Form SB-2 filed April 8, 2005
	File No. 333-123941

Dear Mr. Tandon:
      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.
      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
General
1. Please tell us how the resale of securities by the selling security holders does not constitute an indirect primary offering. In connection with your analysis, please discuss the following facts:

* how long the selling shareholders have held the securities;
* the circumstances under which the selling shareholders received the securities;
* the selling shareholders` relationship to the issuer;
* the amount of securities involved;
* whether the sellers are in the business of underwriting securities;
and
* whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

	In addition, please discuss whether the purchasers in the
private offering were 	given registration rights.  Finally,
please
provide us with a copy of the private 	offering memorandum given
to
purchasers in the March 2005 private offering.

2. We note your use throughout the prospectus of the term
"Company"
to refer to TNT Design, Inc. The term "Company" is a vague, abstract term. Please revise to use your actual company name or a shortened version of it.

3. We note that Ms. Tandon is the sole officer, director and member of management. We also note that you use the terms "management" and
"we" to refer to Ms. Tandon. Please revise your prospectus to clarify throughout your disclosure that TNT Design, Inc. has only one officer, director and member of management.

4. Please supplementally provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

5. We note the reference to your website at the bottom of page 12. Please confirm supplementally that all material information that is included in your website can be found in the prospectus.

6. Please provide disclosure on the cover discussing the applicability of the penny stock rules to transactions in TNT
Design`s securities.

Prospectus Summary, page 1

7. Please include the following in your summary:

* you have incurred losses since inception;
* that Ms. Tandon is the sole officer and director as well as your controlling stockholder and that you have no employees;
* you have not generated revenues since inception; and
* quantify your total accumulated deficit.

8. Please consider disclosing the address of your website in this section.


Forward-Looking Information, page 3

9. Please delete references to the Private Securities Litigation Reform Act here and elsewhere in your document if it appears. The "safe harbor" provided for by the Private Securities Litigation Reform Act only applies to statements made by issuers who at the time the statement is made are subject to the reporting requirements of Exchange Act Section 13(a) or 15(d). It also does not apply to companies that issue penny stock. See Securities Act Section 27A and
Exchange Act Section 21E.

Risk Factors, page 3

10. You indicate in your introductory paragraph that these risk factors "among others" may cause actual results to differ materially
from the statements made in this prospectus.   It is not
appropriate
to indicate that additional risk factors not included in the prospectus exist or that existing risks that management deem to be immaterial may, at a later date, be material. All material risk factors should be described in the prospectus and risks that are deemed to be immaterial should not be referenced. Please revise.

11. Currently, some of your risk factor headings are difficult to distinguish from your general text. Please consider revising this section to highlight each risk factor heading. For example, consider using boldface type, italics, or underling each risk factor headings.

12. Many of your risk factor subheadings state a fact, or describe some aspect of your business, rather than state a risk. These risk factors convey the cause of concern, but not the effect. This requires the reader to infer the risk. Revise your captions to accurately convey the risks that relate to the facts your present. For example, but not limited to:

* "We have no revenues;"

* "Our future operating results will be difficult to predict;"

* "Because we do not intend to pay any dividends on our common shares...;" and

* "We can not guarantee we will ever develop a customer base."


Risks Related to Our Financial Condition, page 3

      Our short operating history makes our business difficult to evaluate, page 3

13. Please revise to clarify that you have not generated revenues since inception. Your disclosure under this heading states that you have "very little operating history or revenues," which implies that you have generated revenues.

	As we are a development stage enterprise, our failure to
secure
...., page 3

14. In order to give depth to your disclosure, please revise to quantify the amount of funds you will need to raise in the next 12 months in order to achieve your business objectives.

      Our future operating results will be difficult to predict, page
4

15. We note you have presented several factors that may affect your future financial results. If material, please consider discussing each of these risk factors under a separate caption that adequately describes the risk being presented. Additionally, some of these risks are repeated in other risk factors. Please delete all redundancies.

16. We refer to the second bullet point that refers to India as the
"main source" of your products. Since you currently have only on agreement with one provider, please revise to clarify that this is the sole source of the products you seek to import.

17. We refer to the fourth and fifth bullet points under this heading. Since you do not discuss, in any detail, your expansion plans or plans to acquire other companies, please consider whether these points pose material risks to investors. Alternatively, please revise your disclosure in the "Business" or "Plan of Operation" sections to discuss these items.

	Risks Related to the Market for Our Common Stock, page 4

	There is no active trading market for our common stock ...,
page
4

18. Please revise the heading to remove the implication that, unless your shares are traded on the OTC Bulletin Board, investors will be
"unable" to sell their shares. As you indicate on the cover page and elsewhere, the selling shareholders will be able to sell their shares at a fixed price of $0.10 unless a market develops, and thereafter, at market prices or in privately negotiated transactions.

      Risk Related to Our Business, page 6

	We have only commenced our business operations in February
2004
...., page 6

19. In connection with your disclosure regarding the fact that the agreement you have only applies to New York State which may affect your ability to sell Radico`s products on a greater scale in the future, please supplementally advise as to whether Radico has entered into similar exclusive agreements with other wholesalers for other geographic regions in the United States. If so, please disclose this here and discuss this in the "Business" or "Plan of Operation" section of the prospectus.

If we cannot locate qualified personnel, we may have to suspend or cease operations..., page 6

20. Please revise your risk factor subheading to reflect the facts you describe in the body of your risk factor.

21. You indicate that your sole officer and director`s decision and choices may not take into account standard practices companies commonly use within your industry. In order to give depth to your risk factor, revise to indicate what types of standard practices used by your industry that may not be followed by your officer and director. In addition, in light of your disclosure indicating that she has experience in this industry, please clarify to indicate why she may not follow these standard practices.

Inability of officers and directors to devote sufficient time to the operation of the business may limit our success, page 6

22. Please revise your risk factor to quantify the approximate amount of time your sole officer and director dedicates to TNT Designs.

We lack an operating history and have losses which we expect to continue into the future..., page 6

23. We note you have presented seven risks that are inherent to development stage companies, many of which could apply to any company. Please consider discussing each of these risk factors under a separate caption that adequately describes the risk being presented. Focus on how these risks may affect your business in a degree or manner that is different or more significant than other development stage companies. Additionally, some of these risks are repeated in other risk factors. Please delete all redundancies.

      We cannot guarantee we will ever develop a customer base,
page
7

24. Please revise to clarify whether you will need to develop agreements with additional suppliers in order to offer products for sale. The last sentence under this risk factor heading appears to imply that additional suppliers may be needed in order to generate sales.

We are currently dependent for all products we intend to sell and distribute through our only alliance agreement, page 7

25. You indicate that should you have difficulty obtaining apparel products from Radico or difficulty importing "these products from other sources", your business may be adversely affected. Please revise to identify whether you have "other sources" of Radico`s products.

Selling Security Holders, page 8

26. We refer to your statement that the shares registered on behalf of the selling shareholders may be "sold in any and all states that recognize an effective registration statement." Please expand your disclosure to provide guidance to the selling shareholders and prospective purchasers as to what states recognize an effective registration statement and whether you will seek to have your shares registered in any other states.

27. Please revise the table on page 8 to show that Ms. Tandon will own approximately 65 percent of the aggregate issued and outstanding shares following the proposed offering, not 100 percent, as currently disclosed.

Plan of Distribution, page 9

28. We note your disclosure in the second paragraph under this heading that states selling security holders may also sell shares under Rule 144. Please revise to indicate the number of shares that are held by affiliates and are limited by timing and volume constraints imposed by Rule 144.

Directors, Executive Officers, Promoters and Control Persons, page
10

29. Please revise to expand your discussion of Ms. Tandon`s business experiences. For example, describe how Ms. Tandon was "involved" as an entrepreneur in the apparel, home furnishings, travel and fashion accessories industry. Provide dates and positions served for each position in the last five years. See Item 401 of Regulation S-B.

30. Please revise to include the term of office for each officer and director. See Item 401(a)(3) of Regulation S-B.

Description of Securities, page 11

31. Please revise your disclosure to describe any provision in the charter or by-laws that would delay, defer or prevent control of TNT
Design`s.  If you do not have any such provision, state so.  See
Item
202(a)(4) of Regulation S-B.

Description of Business, page 12

	Overview, page 12

32. Please clarify whether you intend to serve as a wholesaler and distributor of Radico products, as indicated here, or whether you intend to serve as a specialty retailer as implied by your disclosure that discusses competition within the specialty retail industry. We refer to page 7. In addition, on page 12 you discuss selling items from a fixed retail location. Please revise or advise.

33. Please provide a basis for your statement that you intend to eventually sell products throughout the United States as well as Europe and Asia. In light of the fact that you have a single distribution agreement that is limited to New York and taking into consideration your cash position and lack of operations to date, it is not clear what this statement is based on. To the extent that expansion of the sort disclosed here is anticipated, please revise the "Business" and "Plan of Operation" sections to discuss your specific plans. This comment also applies to your disclosure on page
14 that indicates you intend to "negotiate an expansion" of the existing agreement. Has Radico agreed to do this?

Exclusive Distributorship and Alliance Agreement, page 12

34. Please revise your disclosure to provide the terms of your
agreement with Radico Export Import, Ltd.   For example, we note
from
Item 5 of the agreement that TNT Design must purchase a minimum quantity of goods. Also, discuss the terms of your commission structure with Radico and the termination provisions. Please consider discussing the minimum purchase requirements as well as the termination provisions in the "Risk Factors" section as well.

35. You indicate that you have "exclusive" and non-transferable rights granted under the agreement with Radico. Please reconcile this with your statement that Radico also has certain preexisting distributors in New York. Please expand your disclosure to indicate the nature and the extent of these preexisting relationships Radico has with other distributors.

	Distribution Methods and Marketing, page 12

36. Please discuss your ability to link to or otherwise utilize the websites of Radico. We note that your website currently does not link to any of Radico`s websites.

Plan of Operation, page 13

37. Your disclosure in the second paragraph relating to forward looking statements is largely repeated on page 3. Please delete all redundancies.

38. Please revise this section to provide more specificity as to how and when you intend to achieve your business objectives. For example, do you intend to initially sell Radico`s products on your eBay store website? In addition, when do you expect to complete your website and how much do you expect this to cost? Finally, in light of the fact that you currently have minimal cash and no concrete plans to raise additional financing, please revise your disclosure to discuss how you plan to conduct your business during the next twelve months if you are unable to raise any additional financing.

39. Please explain how you intend to conduct marketing efforts via your website. Specifically, what methods will you utilize to steer traffic to your website?

40. Please revise your disclosure to include a discussion of how long you can satisfy your cash requirements. See Item 303(a)(1) of Regulation S-B.

Certain Relationships and Related Transactions, page 14

41. Please revise to include the information required by Item
404(d)
of Regulation S-B.

Part II

42. Please move your financial statements to Part I of your prospectus.

Item 26.  Recent Sales of Unregistered Securities

43. You indicate on several occasions that you are relying on Regulation D for a private placement. Please revise to clearly indicate which rule you are relying on. Further, supplementally provide us with enough facts to support your use of each exemption.

44. Please revise to clarify which exemption you are relying upon with respect to the February 2004 and December 2004 offerings.
Further, supplementally provide us with enough facts to support your use of each exemption.

Item 27.  Exhibits

45. Please revise the exhibit index to include a specimen stock certificate and any other instruments defining the rights of security holders. See Item 601of Regulation S-B.

46. Please file your legal opinion with your next amendment or provide a draft opinion for us to review.

Exhibit 10.3

47. Please revise to file an executed copy of your Exclusive
Distributorship and Alliance Agreement.

Report of Independent Registered Public Accounting Firm, page F-2

48. It appears that the second paragraph of the audit report has been amended to include some of the suggested language from AU Section 9508.18. The suggested modification from AU 9508.18 also includes the following language: "Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company`s internal control over financial reporting. Accordingly, we express no such opinion." Either revise to include these additional sentences or have your auditors tell us why they believe revision is not necessary. We may have further comment upon review of the response.

Balance Sheet, page F-3

49. Please revise your balance sheet to present cumulative net losses as "deficit accumulated during the development stage" in accordance with paragraph 11(a) of SFAS 7.


Notes to Financial Statements

Note 2. Summary of Significant Accounting Policies

Stock based compensation, page F-7

50. We note that shares of common stock issued for services were based on the fair value method. Supplementally advise us how you determined the fair value of the stock granted for services in 2004 as well as the stock granted in a private placement from March to April 2004. In addition, please revise your document to include the disclosures suggested by Chapter 12 of the AICPA Practice Aid:
Valuation of Privately-Held-Company Equity Securities Issued as
Compensation.

********************

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Kristi Beshears, Staff Accountant, at (202) 551-3429 or Linda Van Doorn, Senior Assistant Chief Accountant, at
(202) 551-3780 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Shady, Staff Attorney, at (202) 551-3471 or the undersigned at
(202)
551-3694 with any other questions.


Sincerely,



Owen Pinkerton
Senior Counsel
cc:  	Joseph A. Baratta, Esq. (via fax)
	Baratta & Goldstein
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TNT Designs, Inc.
Form SB-2
Page 11